

DIVISION OF
CORPORATION FINANCE

October 18, 2010

<u>Via Mail and Fax</u>

Michelle M. Lantow
Chief Financial Officer
McCormick & Schmick's Seafood Restaurants, Inc.
1414 NW Northrup, Suite 700
Portland, OR 97209

> **Re: McCormick & Schmick's Seafood Restaurants, Inc.**
> **Form 10-K for Fiscal Year Ended December 26, 2009**
> **Filed March 8, 2010**
> **File No. 000-50845**

Dear Ms. Lantow:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief